UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-33326

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEOPLE’S UNITED FINANCIAL, INC.

850 Main Street

Bridgeport, Connecticut 06604

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHITTENDEN CORPORATION INCENTIVE SAVINGS AND PROFIT SHARING PLAN

	By:	Chittenden Trust Company

Date: June 27, 2008	By:	/s/ Debra Sailer Dayman
	Name:	Debra Sailer Dayman
	Title:	Corporate Benefits Program Manager

Date: June 27, 2008	By:	/s/ Jeffrey Hoyt
	Name:	Jeffrey Hoyt
	Title:	Senior Vice President and Controller, People’s United Financial, Inc.

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

*	Other schedules required by Section 2520.103-10 of the Employee Retirement Income Security Act of 1974 (ERISA) are not applicable.

Report of Independent Registered Public Accounting Firm

The Human Resources Committee

People’s United Financial, Inc. (as Successor to Chittenden Corporation)

Bridgeport, Connecticut

We have audited the accompanying statements of net assets available for plan benefits of the Chittenden Corporation Incentive Savings and Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chittenden Corporation Incentive Savings and Profit Sharing Plan at December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the 2007 basic financial statements taken as a whole. The 2007 information included in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the 2007 basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

/s/ McSoley McCoy & Co.

South Burlington, Vermont

June 27, 2008

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets:

Investments (note 3):
Mutual fund shares, at fair value	$88,653,352	$79,026,998
Chittenden Corporation common stock, at fair value (note 5)	29,000,331	28,893,561
Collective trusts, at fair value	19,780,887	13,579,051
Participant loans, at cost	3,093,256	2,481,108

Total investments	140,527,826	123,980,718

Cash holding account	10,067	—
Employer contribution receivable	5,250,103	4,901,548

Assets available for plan benefits, at fair value	145,787,996	128,882,266

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 3)	85,963	137,162

Net assets available for plan benefits	$145,873,959	$129,019,428

The accompanying notes are an integral part of these financial statements.

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

For the Years Ended December 31, 2007 and 2006

	2007	2006
Additions to assets attributable to:
Investment income:
Net appreciation in fair value of investments (note 3)	$9,213,690	$8,316,509
Interest and dividend income	3,466,142	4,948,373

Total investment income	12,679,832	13,264,882

Contributions:
Participant contributions	7,811,202	6,778,950
Employer contributions	6,822,638	6,354,236

Total contributions	14,633,840	13,133,186

Total additions	27,313,672	26,398,068

Deductions from assets attributable to:
Other investments at contract value	—	(47,742)
Benefits paid to participants	(10,459,141)	(8,850,233)

Total deductions	(10,459,141)	(8,897,975)

Net increase in net assets available for plan benefits	16,854,531	17,500,093

Net assets available for plan benefits, beginning of the year	129,019,428	111,519,335

Net assets available for plan benefits, end of the year	$145,873,959	$129,019,428

The accompanying notes are an integral part of these financial statements.

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Plan Description

The following description of the Chittenden Corporation Incentive Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)	General - The Plan is a qualified profit sharing 401(k) plan covering substantially all employees of the Chittenden Corporation (“Chittenden”, the “Employer”, or the “Plan Sponsor”) and its subsidiaries. Chittenden Trust Company serves as the Plan Administrator and Plan Trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions - Participants make voluntary salary reduction contributions pursuant to Section 401(k) of the Internal Revenue Code. Participants’ basic contributions are from 2% to 6% of compensation. Participants may make additional supplementary contributions of up to 20% of compensation. A participant’s annual contribution may not exceed established Internal Revenue Service (“IRS”) limits.

The Employer will match 35% of an employee’s basic contribution. The Employer may also make annual additional matching contributions to those who are active employees at the end of the year. The discretionary matching contributions are initially invested in either cash or corporate stock. Participants may re-allocate the contribution to other investment choices immediately upon receipt. Forfeitures, if any, may be used to reduce the Employer’s contribution. Employees may make rollover contributions on approval of the Plan Administrator.

As part of a change in the design of its retirement program, the Employer amended the Plan, effective January 1, 2006, to provide for core and transition contributions. Core and transition contributions are Employer contributions that are made on behalf of a participant only if the participant completes 1,000 hours of service and is employed as of the last day of the Plan year.

The core contribution will be made regardless of the level of employee contributions. The core contribution for a plan year is equal to a percentage of the participant’s earnings up to the annual social security wage base plus a percentage of the participant’s earnings in excess of the annual social security wage base based on the participant’s benefit service as of the end of such plan year determined in accordance with the following table:

Years of Service on December 31	Contribution % (up to the Wage Base)	Contribution % (over the Wage Base)
Less than 5	2.0%	4.0%
5-9	3.0	6.0
10-14	4.0	8.0
15-19	5.5	10.5
20-24	7.0	12.0
25 or more	8.5	13.5

The social security wage base was $97,500 for 2007.

Participants are eligible for additional transition contributions only if (i) the participant is also eligible for a core contribution for such plan year, (ii) if such eligible participant meets the following condition as of December 31, 2005, (iii) the participant has at least five years of eligible service (as defined in the Chittenden Pension Account Plan (the “Pension Plan”)), and (iv) is an active participant in the Pension Plan. The amount of the transition contribution shall be the excess, if any, of the annual pay credit that would have been allocated to the participant under the Chittenden Pension Account Plan had that plan not been frozen over the core contribution made on behalf of the participant (as described above).

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Contributions are allocated to participant accounts based on individual investment elections. If a participant has not made such an election, contributions are made to the target fund most appropriate for their age. Once a contribution has been made, a participant may choose to re-allocate his or her balance to other funds.

For plan years beginning before January 1, 2007, a participant is fully vested in the portion of his or her core contribution account and transition contribution account upon completing five years of service. For plan years beginning after December 31, 2006, a participant is fully vested in contributions made to his or her core contribution account and transition contribution account upon completing three years of service. The contributions also become fully vested upon the employee’s attainment of normal retirement age, the employee’s death, or termination of the Plan.

(c)	Participant Accounts - Each participant account is credited with the participant’s basic and supplementary contributions, any rollover contributions, after-tax contributions, and his or her allocation of (i) the Employer’s contribution and (ii) investment earnings attributable to such contributions. The allocation of the Plan’s earnings is based on participants’ account balances. Matching contributions are automatically invested in accordance with the participant’s investment direction for his or her account.

(d)	Vesting - Participant, employer (except for the core and transition contributions as described above) and rollover contributions are 100% vested when made.

(e)

Participant Loans and Withdrawals - After one year of participation, participants may borrow an amount of up to 50% of their vested account balance, up to a maximum of $50,000. The minimum loan amount is $1,000. Loans are repaid through payroll deductions over a maximum 5-year term or up to a 10-year term if used for the purchase of a primary residence. For participant loans originated prior to June 1, 2007, the interest rate is equal to the Prime rate plus two percent as of the date of the first business day of the month prior to the loan being originated. For loans originated on and after June 1, 2007, the rate of interest is equal to the Prime rate on the date the loan is processed plus two percent. In-service withdrawals are permitted at any time from a participant’s after-tax or rollover account, or from his or her entire vested account after attainment of age 59  1/2. A participant may request a financial hardship withdrawal from his or her pre-tax contribution account prior to age 59  1/2 in accordance with IRS rules.

(f)	Payment of Benefits - Upon termination of service for other than death, disability or retirement, a participant’s vested portion of his or her account may be paid in a lump sum, may be deferred for up to twelve months or, for account balances greater than $5,000, deferred until a participant reaches age 65.

Distribution of a participant’s entire account balance in the Plan will be made upon death, disability, retirement or other termination of service. Distributions will be made to the participant or to the participant’s designated beneficiary in a lump sum payment unless deferral of payment is elected. Payments may be made in cash or, with respect to the portion of the participant’s account invested in corporate stock, in a combination of cash and shares of corporate stock based on market value.

(g)	Administrative Expenses - Although administrative expenses may be paid from Plan assets, such expenses are generally paid by the Plan Sponsor.

(h)	Income Tax Status - The Plan obtained its latest determination letter on February 3, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. A new IRS determination letter was requested in September 2007.

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(2)	Summary of Significant Accounting Policies

(a)	Cash and Cash Equivalents

The Plan considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(b)	Investments and Investment Income

Investments are maintained by the Plan Trustee and are reported at fair value. The fair value of participant directed investments, which includes all investments other than participant loans receivable, are based on quoted market prices. Participant loans receivable are stated at cost, which approximates fair value.

In December 2005, the Financial Accounting Standards Board (the “FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held By Certain Investment Companies Subject to AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSB are effective for financial statements issued for annual periods ending after December 15, 2006. For comparability, the FSP has been applied retroactively to the prior year period as presented on the Statement of Net Assets Available for Plan Benefits.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Plan Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statements of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contributions in the Pension Plans, as amended, requires fully benefit-responsive investments contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Plan Benefits with a corresponding adjustment to reflect these investments at contract value. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan invests in fully benefit-responsive investment contracts through its participation in the Diversified Stable Pooled Fund and the Federated Capital Preservation Fund (the “Stable Value Funds”). The Stable Value Funds are collective trusts that invest in investment contracts with insurance companies and other financial institutions, fixed income securities, and money market funds, and are stated at fair value which differs from contract value. The fair value of the Stable Value Funds is based on the fair value of the underlying investments.

The net unrealized appreciation or depreciation for the year is reported together with realized gains and losses in the statements of changes in net assets available for plan benefits. Purchases and sales of investments are recorded on a trade-date basis. Realized investment gain and losses are determined based on the weighted average historical cost basis of the investment sold. Dividend income is recorded on the ex-dividend date.

(c)	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(d)	Risks and Uncertainties

The Plan provides for investments in various securities. These investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Accrual Basis

The financial statements of the Plan are presented using the accrual method of accounting.

(g)	New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”, which establishes a definition and measurement date for fair value and expands the disclosures regarding fair value measurement. SFAS No.157 is effective for plan years beginning after November 15, 2007. The Plan Sponsor does not believe that adoption of SFAS No. 157 will have a material impact on the Plan’s financial statements.

(h)	Forfeitures

At December 31, 2007 and 2006, forfeited non-vested account balances totaled $10,067 and $74,295, respectively. These accounts may be used to reduce future Employer contributions. For 2007 and 2006, non-vested forfeited accounts were used to reduce Employer contributions by $2,048 and $12,163, respectively.

(3)	Investments

Investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006 are as follows:

	2007	2006
Common Stock:
Chittenden Corporation common stock	$29,000,331	$28,893,561

Mutual Funds:
American Funds Growth Fund of America	19,414,856	18,109,282
American Funds Europacific Growth Fund	12,664,796	9,246,340
Goldman Sacs Mid-Cap Value- Service	9,794,728	10,390,847
Baron Growth Fund	9,244,656	10,146,581
Davis New York Venture Fund – A	7,621,487	7,995,115
Federated U.S. Government Securities 2-5 Year Fund	—	6,560,318

Collective Trusts:
Federated Capital Preservation Fund (contract value of $13,181,300 and $13,716,213, respectively)	13,115,394	13,579,051

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

The Plan, through its investments in the Stable Value Funds, has entered into fully benefit-responsive investment contracts with Diversified Investment Advisors’ Collective Trust and Federated Investors Trust Company. The Stable Value Funds, collective trusts, are commingled pools that invest in (i) investment contracts issued by insurance companies and other financial institutions, (ii) fixed income securities, and (iii) money market funds.

Participant contributions are maintained in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. In addition, the terms of the guaranteed investment contract do not permit the issuing insurance company to terminate the agreement prior to the scheduled maturity date.

Investment contracts have been presented in the financial statements at fair value, with a corresponding adjustment to contract value, because such investments are deemed to be fully benefit-responsive in that they provide that trust participants may make withdrawals, or transfer of all or a portion of their account balance, at contract value during the term of the contract. Contract value represents contributions made under the contract, plus earnings on the underlying investments, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value, contract value and average yields of the Stable Value Funds were as follows for the periods presented.

	Fair Value December 31		Contract Value December 31		Average Yield Earned Year Ended December 31		Average Yield Credited Year Ended December 31
	2007	2006	2007	2006	2007	2006	2007	2006
Diversified Stable Pooled Fund	$6,665,493	$—	$6,685,550	$—	5.24%	—	5.09%	—
Federated Capital Preservation Fund	13,115,394	13,579,051	13,181,300	13,716,213	4.77%	4.64%	4.81%	4.53%

Total	$19,780,887	$13,579,051	$19,866,850	$13,716,213

The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Net appreciation in the fair value of the Plan’s investments consisted of the following for the years ended December 31, 2007 and 2006:

	2007	2006
Corporate stock	$4,492,999	$2,828,296
Mutual funds and collective trusts	4,720,691	5,488,213

Net appreciation	$9,213,690	$8,316,509

The above amounts include gains and losses on investments purchased and sold, as well as investments held, during the year.

(4)	Plan Termination

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

(5)	Related Party Transactions

At December 31, 2007 and 2006, participant directed investments included $29,000,331 and $28,893,561, respectively, of Chittenden Corporation common stock. These amounts represent 20% and 22%, respectively, of net assets available for plan benefits at December 31, 2007 and 2006. See note 8 for a discussion of matters affecting the Plan subsequent to December 31, 2007.

Certain Plan investments represent shares of mutual funds managed by Diversified Investment Advisors which serves as custodian of the Plan’s assets. As such, these transactions qualify as party-in-interest transactions.

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(6)	Withdrawing Participants

All participants who have withdrawn from the Plan and requested payment of their respective benefits have been paid as of December 31, 2007.

(7)	Plan Mergers

Effective January 1, 2008, the Plan was amended to allow for the transfer of the assets of the Merrill Merchants Bank (“MMB”) Profit Sharing Plan. The employees of MMB became eligible to participate in the Plan on that date. The transfer resulted in the addition of $5,715,554 in Plan assets and 173 additional Plan participants.

On October 31, 2007, Chittenden Corporation completed its acquisition of Community Bank & Trust (“CB&T”), a commercial bank located in Portsmouth, New Hampshire. The employees of CB&T became eligible to participate in the Plan effective January 1, 2008.

(8)	Subsequent Events

On January 1, 2008, pursuant to the terms and conditions of the Agreement and Plan of Merger dated as of June 26, 2007 by and between People’s United Financial, Inc. (“People’s United”) and Chittenden (the “Merger Agreement”), Chittenden merged with and into People’s United, with People’s United as the surviving corporation. Pursuant to the Merger Agreement, each share of Chittenden common stock outstanding was converted into the right to receive either $35.636 in cash or 2.0457 shares of People’s United common stock, at the election of each Chittenden stockholder, subject to limitations on the aggregate amount of cash to be paid by People’s United. Accordingly, all shares of Chittenden common stock held by the Plan on that date were converted to shares of People’s United with People’s United becoming the Plan Sponsor.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements for the years ended December 31, 2007 and 2006 to the Form 5500:

	2007	2006
Net assets available for plan benefits per the financial statements	$145,873,959	$129,019,428

Less: Adjustments from fair value to contract value for fully benefit-responsive investment contracts held by collective trusts	(85,963)	(137,162)

Net assets available for plan benefits per the Form 5500	$145,787,996	$128,882,266

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2007 to the Form 5500:

2007
Total investment income per the financial statements	$12,679,832
Plus: Adjustment from fair value to contract value for fully benefit- responsive contracts held by collective trusts	51,199

Total investment income per the Form 5500	$12,731,031

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

Plan Sponsor : Chittenden Corporation

Administrator’s EIN: 03-0228404

Plan number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Alliance NFJ Dividend Value A	420,164.987 shares	$6,936,924
	American Funds Europacific Growth Fund	252,487.958 shares	12,664,796
	American Funds Growth Fund of America	574,084.590 shares	19,414,856
	Baron Growth Fund	182,448.319 shares	9,244,656
*	Chittenden Corporation common stock	813,344.438 shares	29,000,331
	Columbia Small Cap Value II Z	26,561.694 shares	359,911
	Davis New York Venture Fund - A	190,489.535 shares	7,621,487
*	Diversified Institutional Money Market Fund	438,183.226 shares	4,410,884
*	Diversified Stable Pooled Fund	521,733.868 units	6,665,493
*	Diversified Institutional Total Return Bond Fund	174,297.401 shares	1,716,829
	Federated Capital Preservation Fund	1,318,130.041 units	13,115,394
	Goldman Sachs Mid Cap Value - Service	279,689.544 shares	9,794,728
	Munder MidCap Core Growth A	69,182.256 shares	2,067,858
	T. Rowe Price Personal Strategy Growth	28,321.744 shares	692,183
	Van Kampen Equity & Income Fund - R	696,152.596 shares	6,174,874
	Vanguard 500 Index Signal	24,482.321 shares	2,733,206
	Vanguard Target Retirement Income	24,242.929 shares	269,824
	Vanguard Target Retirement 2005	57,053.638 shares	685,785
	Vanguard Target Retirement 2015	73,084.139 shares	954,479
	Vanguard Target Retirement 2025	103,154.069 shares	1,415,274
	Vanguard Target Retirement 2035	28,172.727 shares	411,885
	Vanguard Target Retirement 2045	14,084.120 shares	212,529
	Vanguard Wellesley Income Fund	39,889.284 shares	870,384
*	Participant loans	Interest rates ranging from 5.25% - 11.50%; maturity dates of January 2008 to May 2017.	3,093,256

	Total investments		$140,527,826

*	Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of McSoley McCoy and Co.